Filed by Network Solutions, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                                Subject Company:  VeriSign, Inc.
                                                   Commission File No. 000-23593


                            VERISIGN ACQUIRES NETWORK
                            SOLUTIONS TO FORM WORLD'S
                          LARGEST PROVIDER OF INTERNET
                                 TRUST SERVICES
           Combined Trust Infrastructure to Accelerate E-Commerce for
            Millions of Businesses and Consumers across the Internet


Mountain View, CA & Herndon, VA, March 7, 2000 --
VeriSign, Inc. (Nasdaq:VRSN), the leading provider of Internet trust services, and Network Solutions, Inc. (Nasdaq: NSOL), the world's leading provider of Internet domain name registration and global registry services, today announced the signing of a definitive agreement for VeriSign to acquire Network Solutions in an all-stock purchase transaction. This transaction combines two infrastructure leaders whose trust services support businesses and consumers from the moment they first establish an Internet presence through the entire lifecycle of e-commerce activities.

Under the agreement, VeriSign will issue 2.15 shares of VeriSign common stock for each share of Network Solutions stock as constituted prior to the 2-for-1 split of Network Solutions stock to be completed on March 10, 2000. The transaction, valued at approximately $21 billion based on yesterday's closing price of VeriSign common stock, has been approved by both companies' Boards of Directors and is subject to approval by VeriSign and Network Solutions stockholders. The acquisition is expected to close in the third quarter of 2000, subject to customary conditions, including obtaining necessary regulatory approvals. The resulting company expects to add to its existing employee base to exploit new market opportunities. At closing, Network Solutions will become a subsidiary of VeriSign with Jim Rutt continuing to serve as Network Solutions' CEO, reporting to Stratton Sclavos, president and CEO of VeriSign.

"With one of the largest subscriber bases on the Internet, VeriSign and Network Solutions will have the scale and range of services to take e-commerce to the next level," said Stratton Sclavos, president and CEO of VeriSign. "With Network Solutions as the gateway to establishing online identity and Web presence, and VeriSign as the provider of Internet authentication, validation and payment services, our combined company will serve as the trust utility that will power the Internet economy."

"VeriSign and Network Solutions have a longstanding partnership, which makes this combination a natural evolution for our business and for the Internet," said Jim Rutt, CEO of Network Solutions. "Combining the two most trusted brands in Internet infrastructure provides millions of businesses and consumers with the confidence to conduct a broad range of e-commerce activities, from their first online experience to high value transactions and advanced communications."

VeriSign and Network Solutions together will deliver businesses and consumers an unparalleled range of services that cover the four key stages of the e-commerce lifecycle. These include:

     o Establishing Online Presence - domain name registration, global directory listings, DNS distribution, e-mail and basic Web site creation

     o Basic E-Commerce - digital certificate-based authentication for secure Web site transactions and e-mail, credit card payment services and global domain name management

     o Customer/Supply-Chain Management - secure extranet services, virtual private networks (VPNs), secure messaging, wireless communications and real-time validation

     o Global Trading - buyer and supplier credentials for B2B Exchanges, trusted directories, purchase card and automated clearing house (ACH) payments, digital receipts and archiving

Network Solutions, the leading registrar and exclusive registry of domain names in .com, .net, and .org, provides a broad range of services that allow businesses and individuals to establish and enhance their Web presence. The company's Registry business is the sole provider of .com, .net, and .org. registration services to 34 domain name registrars worldwide, and serves as the Internet's trusted "master directory" for those domain names. Network Solutions also serves as the leading domain name registrar, with more than 8.1million registrations and 240 major partners worldwide. The company's Registrar services include domain name registration, idNames TM corporate services, ImageCafeTM Web sites, the dot com directoryTM "Internet find engine" and other Web value-added services, and counts AltaVista, AOL Netcenter, EarthLink, Interliant, Microsoft and Yahoo! among its strategic alliances.

VeriSign, a leader in Internet trust services, provides authentication, payment, and validation services that secure e-commerce transactions and communications for more than 1,000 enterprises, 215,000 Web servers and millions of consumers around the world. VeriSign's services are fundamental to mission-critical e-commerce applications such as online retailing and financial services, supply chain management and virtual private networking. The company's offerings include Secure SiteSM services for Web sites, Go Secure!SM services for enterprises and SignioTM payment services for merchants and B2B exchanges - in both the wired and wireless worlds. The company's blue-chip customers include leaders such as Bank of America, Ford Motor Company and Texas Instruments. VeriSign also offers global distribution of its services through an extensive network of over 3,500 ISPs and ASPs and 25 international affiliates, such as British Telecommunications, eSign Australia, KPN Telecom and Telia, and has strategic alliances with AOL/Netscape, Dun & Bradstreet, Microsoft, Motorola and VISA among others.

About VeriSign
VeriSign, Inc. is the leading provider of Internet trust services including authentication, validation and payment - needed by Web sites, enterprises and e-commerce service providers to conduct trusted and secure electronic commerce and communications over IP networks. VeriSign's trust services for Web sites, developers and individuals are available through www.verisign.com and through a growing number of ISPs and Web hosting companies. The company's digital certificate services for enterprises and electronic commerce service providers are available through regional account representatives, resellers, and global affiliates. VeriSign is a registered trademark exclusively licensed to VeriSign, Inc. Go Secure! and Secure Site are service marks of VeriSign, Inc. and Signio is a trademark of Signio, Inc.

About Network Solutions
Founded in 1979, Network Solutions, Inc. (NASDAQ: NSOL) pioneered the development of registering Web addresses ending in .com, .net, .org and .edu and is the world's leading Registrar with more than 8.1 million net registrations. To meet the needs of corporations worldwide, Network Solutions also provides domain name registration services for all available country-code Top-Level Domains, for example, .de (Germany), .fr (France) and .uk (United Kingdom). Network Solutions additionally plays a critical role in the infrastructure of the Internet through its Registry services. Network Solutions' Registry customers include all the Registrars of domain names ending in .com, .net and
 .org. Network Solutions also provides Internet Technology Services that assist large commercial organizations in the evolution and management of their Internet technologies. For more information, see the www.netsol.com/nsi Web site. Network Solutions registers the majority of Web addresses worldwide through various channels, including nearly 240 companies in over 30 countries in its Premier Program and over 41,000 companies in the Affiliate Program. Network Solutions has created value-added small business solutions through agreements with leading companies such as American Express (NYSE: AXP), IBM (NYSE: IBM) and Microsoft (Nasdaq: MSFT). Through its Alliance Program, Network Solutions works closely with EarthLink (Nasdaq: ELNK), Interland, Inc. and Interliant, Inc. (Nasdaq:
INIT). Network Solutions also has entered into marketing agreements with companies like AltaVista, Netscape and Yahoo! Inc. (Nasdaq: YHOO).

Morgan Stanley Dean Witter served as financial advisors to VeriSign, Inc., and JP Morgan and Chase H&Q served as financial advisors to Network Solutions, Inc., during this transaction.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations and beliefs of managements of VeriSign and Network Solutions and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the transaction to close due to the failure to obtain regulatory or other approvals; failure of the VeriSign or Network Solutions stockholders to approve the merger; the risk that the VeriSign and Network Solutions businesses will not be integrated successfully and unanticipated costs of such integration; failure of the combined company to retain and hire key executives, technical personnel and other employees; failure of the combined company to manage its growth and the difficulty of successfully managing a larger, more geographically dispersed organization; failure of the combined company to successfully manage its changing relationships with customers, suppliers and strategic customers; failure of the combined company's customers to accept the new service offerings and, in particular, the risk that businesses and consumers may not adopt the Internet for electronic commerce as rapidly as anticipated; the risk that security breakdowns on the Internet might adversely affect the growth of electronic commerce; and competition in the various markets serviced by the combined company.

For a detailed discussion of these and other cautionary statements, please refer to the joint proxy statement/prospectus to be filed by both companies as described below, as well as the companies' filings with the Securities and Exchange Commission, especially in the "Factors That May Affect Future Results of Operations" section of the Management's Discussion and Analysis section of VeriSign's Form 10-K for 1999, Form 10-Q for the quarter ended September 30, 1999, the "Risk Factors" section of VeriSign's S-3 Registration Statement filed with the Securities and Exchange Commission on January 11, 2000, the "Factors Affecting Operating Results" section of the Management's Discussion and Analysis section of Network Solutions' Form 10-Q for the quarter ended September 30, 1999 that was filed with the Securities and Exchange Commission on November 15, 1999 and the "Risk Factors" section of Network Solutions' S-3 Registration Statement filed with the Securities and Exchange Commission on December 22, 1999 and subsequently amended.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

INVESTORS AND SECURITY HOLDERS OF BOTH VERISIGN AND NETWORK SOLUTIONS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. VeriSign and Network Solutions expect to mail a joint proxy statement/prospectus about the merger to their respective stockholders. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from VeriSign or Network Solutions by directing such requests to the respective addresses listed below. VeriSign and its officers and directors may be deemed to be participants in the solicitation of proxies from VeriSign's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in VeriSign's Proxy Statement for its 1999 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 22,1999. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from the VeriSign contact listed below. Network Solutions and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Network Solutions with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Network Solutions' S-3 Registration Statement filed with the Securities and Exchange Commission on December 22, 1999, and subsequently amended. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from the Network Solutions contact listed below.

EDITOR CONTACTS:

For Network Solutions:
Corporate Media: Christopher Clough, chrisc@netsol.com,
+1-703/742-4706 or
Cheryl Regan, cherylr@netsol.com, +1-703/742-4847.
Investor Relations: Sean McClorey, smcclorey@netsol.com,
+1-703/326-6090.
Customer Service:
http://www.netsol.com/nsi/contact-corporate.html,
+1-703/742-4777

Edelman Public Relations Worldwide
Jeff Wenker 650-429-2768
Email: jeff_wenker@edelman.com

VeriSign Investor Relations
Kathleen Ochsner 650-429-3512
Email: kochsner@verisign.com


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Copyright (C) 2000, VeriSign, Inc. All Rights Reserved